Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

07020852

February 1, 2007
Our ref. No. PI 0108

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on February 1, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

1. Company Overview

Name:	SHANGHAI DIA FASHION CO., LTD
Address:	NO.16, LANE971, CHUAN NAN FENG ROAD PUDONG SHANGHAI, CHINA
President:	Takuma Nakayama
Business:	Manufacturing and sales of apparel
Established:	August 1993
Capital:	1,400 Thousand US Dollars
Shareholder:	Mitsubishi Corporation (65%), Shanghai Airport-Town Invest Management Administer Center (35%)
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary due to the worsening business environment.

3. Schedule

Completion of liquidation: August 31, 2007 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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